UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________________________

FORM 11-K

______________________________________

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number:   001-62335

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc.

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.

641 Lynnhaven Parkway

Virginia Beach, VA 23452

VBA DEFINED  COTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Report of Independent Registered Public Accounting Firm

The Participants and the Plan Administrator

VBA Defined Contribution Plan

Hampton Roads Bankshares, Inc.:

We have audited the accompanying statements of assets available for benefits of the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Norfolk, Virginia
July 1, 2013

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Statements of Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments at fair value	$15,105,333	$14,064,184
Cash	14,758	33,968
Receivables:
Notes receivable from participants	618,401	556,466
Dividends receivable	6,212	-
Total receivables	624,613	556,466

Assets reflecting investments at fair value	15,744,704	14,654,618

Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(166,845)	(138,031)
Assets available for benefits	$15,577,859	$14,516,587
See accompanying notes to the financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Statements of Changes in Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to assets attributed to:
Investment gain (loss):
Net appreciation (depreciation) in fair value of investments	$1,349,338	$(1,369,120)
Dividends	286,576	171,340
Total investment income (loss)	1,635,914	(1,197,780)
Interest on notes receivable from participants	26,457	19,216
Contributions:
Employer	726,479	733,099
Participant	1,365,764	1,312,064
Rollover	35,996	23,077
Total contributions	2,128,239	2,068,240

Transfers of plan assets:
From Gateway Bank plan	-	9,865,975
From Shore Bank plan	-	2,934,420
To Bankers Insurance LLC plan	-	(818,021)
Total transfers, net	-	11,982,374
Total additions	3,790,610	12,872,050
Deductions from assets attributed to:
Benefits paid directly to participants	2,714,733	3,439,124
Administrative expenses	14,605	14,996
Total deductions	2,729,338	3,454,120
Net increase in assets available for benefits	1,061,272	9,417,930
Assets available for benefits:
Beginning of year	14,516,587	5,098,657
End of year	$15,577,859	$14,516,587
See accompanying notes to the financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2012 and 2011

(1)   Description of the Plan

The following description of VBA Master Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the “Plan,” formerly called the Virginia Bankers Association Defined Contribution Plan for the Bank of Hampton Roads) provides only general information.  Hampton Roads Bankshares, Inc. (the “Plan Sponsor”) is a publicly traded company.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Effective April 1, 2011, the Plan Sponsor merged the defined contribution plans of two of its subsidiaries (Gateway Bank and Shore Bank) into the Plan, resulting in a substantial increase in the Plan’s assets.  During 2011, the Plan Sponsor sold the common stock of its insurance subsidiary to Bankers Insurance LLC.  All Plan assets of the participants that were part of the insurance subsidiary were transferred to the Bankers Insurance LLC plan.

(a)   General

The Plan is a defined contribution plan covering substantially all eligible employees of Hampton Roads Bankshares, Inc. and its subsidiaries who have at least three months of service and are at least twenty-one years of age.  However, employees of Shore Bank who are at least eighteen years of age and had at least three months of service prior to the April 1, 2011 merger of the plans are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)   Contributions

Each year, participants may contribute up to 98%  of pre-tax compensation, as defined in the Plan, up to the maximum allowable by the Internal Revenue Code (“IRC”).   These limits were $17,000 and $16,500 during 2012 and 2011, respectively.  Participants who have attained age 50 before the end of the plan year are eligible to make catch‑up contributions. These catch‑up contributions are subject to Internal Revenue Service (“IRS”) limits of $5,500 for 2012 and 2011.  Participants may also contribute funds from other tax‑qualified plans as rollover contributions.  The Plan Sponsor provides matching contributions of 100% of the first 3% of base compensation and 50% for the next 2% of base compensation that a participant contributes to the Plan; these matching contributions are allocated proportionate to the participant holdings.   Additional profit sharing amounts may be contributed at the discretion of the Plan Sponsor’s board of directors.  No discretionary profit sharing contributions were made during the years ended December 31, 2012 or 2011.   Contributions are subject to certain limitations.

(c)   Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of matching contributions and plan earnings on the account and charged with an allocation of administrative expenses.    Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2012 and 2011

(d)   Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance.  The minimum loan amount allowed by the Plan is $1,000.  A participant may only have two loans outstanding at a given time.  Loans must be repaid within five years unless the loan is used to acquire a principal residence for the participant for which the loan must be repaid within a reasonable period of time not to exceed 15 years.  The loans are secured by the vested balance in the participant’s account.  All loans of the Plan bear interest at a fixed annual rate.  The fixed rate of interest is set at 1% over the Wall Street Journal Prime Rate at the time that the loan application is made or approved, whichever is lower.  Principal and interest are paid ratably through payroll deductions.

(e)   Investment Options

Participants direct the investments of all contributions into various investment options offered by the Plan.  The Plan offers one lifestyle managed portfolio,  twenty self‑directed mutual funds, and the Plan Sponsor’s common stock.   Participants may choose to invest up to 75% of their account balance and future contributions in the Plan Sponsor’s common stock.

(f)   Vesting

Participants are vested immediately in their contributions and in the Plan Sponsor’s matching contributions plus actual earnings thereon.  Vesting in the Plan Sponsor’s profit sharing contribution portion of their accounts is based on years of service, as defined by the Plan.  A participant is 100% vested in Plan Sponsor’s profit sharing contributions after three years of credited service.

(g)   Payment of Benefits

On termination of service, a participant may elect to receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account or annual installments.  In certain situations, participants may receive in‑service hardship withdrawals from the elective deferral and employer match portions of their account.

(h)   Forfeited Accounts

At December 31, 2012 and 2011, forfeited non-vested accounts consisting of employer contributions totaled $1,137 and $22,661, respectively.  These accounts will be used to reduce future employer contributions.  In 2012, employer contributions were reduced by $21,524 from forfeited non-vested accounts.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit‑responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Assets Available for Benefits present the fair value of the investments contracts as well as the adjustment of the fully benefit‑responsive investment contracts from fair value to contract value.  The Statements of Changes in Assets Available for Benefits are prepared on a contract‑value basis.

(b)   Administrative Expenses

Certain administrative expenses are absorbed by the Plan Sponsor.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2012 and 2011

(c)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)   Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Refer to Note 3,  Fair Value Measurements, for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade‑date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex‑dividend date.  Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)   Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.  The Form 5500 presents participant loans as an investment.

(f)   Payment of Benefits

Benefits are recorded when paid.

(g)   New Accounting Pronouncements

On January 1, 2012, the Plan adopted ASU 2011-04, Fair Value Measurement:  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which provides clarification about the application of existing fair value measurement and disclosure requirements and expands certain other disclosure requirements.  The adoption did not have a material impact on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2012 and 2011

(3)   Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1          Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2          Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3          Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Plan Sponsor Common Stock: Valued at the closing price reported on the stock exchange on which the individual securities are traded.

Mutual Funds:  Valued at the closing price reported on the active market, which represents the asset value of shares held by the Plan at year‑end.

Guaranteed Investment Contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‑worthiness of the issuer.  Refer to Note 4,  Investment Contract with Insurance Company, for more information.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2012 and 2011

The following table sets forth by level, within the fair value hierarchy, the Plan’s  investments at fair value as of December 31, 2012 and 2011.

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Plan Sponsor common stock	$129,962	$-	$-	$129,962
Mutual funds:
Equity	9,312,806	-	-	9,312,806
Fixed income	3,179,071	-	-	3,179,071
Total mutual funds	12,491,877	-	-	12,491,877
Guaranteed investment contract	-	-	2,483,494	2,483,494
Total investments at fair value	$12,621,839	$-	$2,483,494	$15,105,333

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Plan Sponsor common stock	$164,863	$-	$-	$164,863
Mutual funds:
Equity	8,300,613	-	-	8,300,613
Fixed income	2,830,638	-	-	2,830,638
Total mutual funds	11,131,251	-	-	11,131,251
Guaranteed investment contract	-	-	2,768,070	2,768,070
Total investments at fair value	$11,296,114	$-	$2,768,070	$14,064,184

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3  investments for the years ended December 31, 2012 and 2011.

	Guaranteed investment contract
	2012	2011

Balance, beginning of the year	$2,768,070	$482,538
Realized gains	18,490	-
Unrealized gains relating to instruments still held at the
reporting date	45,234	52,483
Purchases	1,410,266	2,102,448
Sales	(1,787,380)	-
Fair value adjustment	28,814	130,601
Balance, end of the year	$2,483,494	$2,768,070

Unrealized gains (losses) from the guaranteed investment contract are not included in the Statements of Changes in Assets Available for Benefits as the contract is recorded at contract value for purposes of the Assets Available for Benefits.

(4)   Investment Contract with Insurance Company

The Plan has a benefit‑responsive investment contract with Metropolitan Life Insurance Company (“Met”). Met maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Met. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2012 and 2011

the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit‑responsive, contract value is the relevant measurement attribute for that portion of the Assets Available for Benefits attributable to the guaranteed investment contract.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2012 and 2011 was $2,483,494 and $2,768,070, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

If fair value is less than contract value for the investment contract, certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan that requires liquidation of the investment contract), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin‑offs of a subsidiary that require liquidation of the investment contract), or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants have occurred or are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. The average yields for the years ended December 31, 2012 and 2011 are as follows.

	2012	2011

Average yields:
Based on actual earnings	6.84%	8.69%
Based on interest rate credited to participants	3.90%	4.12%

(5)   Tax Status

The Plan received a favorable determination letter dated May 30, 2012, whereby the IRS stated that the Plan and related trust are designed in accordance with the applicable sections of the IRC.  The Plan has not been amended since receiving the determination letter.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods currently in progress.

(6)   Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2012 and 2011

(7)   Investments

The following table presents investments that represent 5% or more of the Plan’s assets at December 31:

	2012	2011

American Beacon Large Cap Investor Fund	$949,933	$969,046
American Europacific Growth Fund - Class R4	1,473,789	1,150,767
T. Rowe Price Institutional Large Cap Growth Fund	1,738,457	1,803,954
Munder Midcap Core Growth Fund - Class Y	1,685,362	1,640,924
Pimco Total Return Fund - Class Administrative	1,789,588	1,607,478
BlackRock Equity Dividend I Fund	1,072,025	834,262
Vanguard 500 Index Signal	816,413	*
Met Managed GIC Alliance Benefit Group Trust	2,483,494	2,768,070

* Represents less than 5% of the Plan's assets

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$1,350,577	$(1,014,993)
Plan Sponsor common stock	(64,963)	(406,610)
Guaranteed investment contract	63,724	52,483
	$1,349,338	$(1,369,120)

(8)   Related Party Transactions

Reliance Trust Company is the custodian of the Plan’s mutual funds and the Plan Sponsor’s common stock. These transactions qualify as exempt party‑in‑interest transactions.

The option to invest in the Plan Sponsor’s common stock makes the Plan Sponsor a party‑in‑interest, and these transactions qualify as exempt party‑in‑interest transactions.  Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations.  The fair value of the Plan Sponsor’s common stock is based on quotes from a stock exchange.  At December 31, 2012 and 2011, the Plan held 56,726 shares of the Plan Sponsor’s  common stock.  These investments represent less than 1% of total plan investments at December 31, 2012 and 2011.

 (9)   Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2012 and 2011

(10)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the increase in Assets Available for Benefits per the financial statements for the years ended December 31, 2012 and 2011 to Schedule H of Form 5500.

	2012	2011
Increase in assets available for benefits per the financial statements	$1,061,272	$9,417,930
Current year adjustment from fair value to contract value for fully
benefit-responsive investment contract	166,845	138,031
Prior year adjustment from fair value to contract value for fully
benefit-responsive investment contract	(138,031)	(7,430)
Net increase in assets available for benefits per Form 5500	$1,090,086	$9,548,531

Total administrative expenses on the financial statements differ by $13,702 due to rebates received from the Trustee related to guaranteed investment contract included in both administrative expenses and net investment gain on the Form 5500.  These amounts have been reflected on a net basis within the Plan’s financial statements.

(11)  Subsequent Events

The Plan has evaluated subsequent events through July 1, 2013, the date these financial statements were available to be issued and, except as disclosed, there are no additional events required for disclosure.

SUPPLEMENTAL SCHEDULE

VBA DEFINED CONTRIBUTION PLAN FOR
HAMPTON ROADS BANKSHARES, INC.
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN 54-2053718 Plan 001
December 31, 2012
	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,	Current
lessor, or similar party	collateral, par, or maturity value	value
Mutual funds:
Fidelity investments	46,248 shares of American Beacon Large Cap Investor Fund	$949,933
Fidelity investments	10,890 shares of Buffalo Small Cap Growth Fund	306,768
Fidelity investments	21,250 shares of Columbia Small Cap Value Fund II	315,356
Fidelity investments	36,408 shares of American Europacific Growth Fund – Class R4	1,473,789
Fidelity investments	8,372 shares of Goldman Sachs Mid Cap Value Fund – Institutional Shares	328,932
Fidelity investments	92,079 shares of T. Rowe Price Institutional Large Cap Growth Fund	1,738,457
Fidelity investments	2,789 shares of Managers Bond Fund	77,902
Fidelity investments	51,461 shares of Munder Midcap Core Growth Fund – Class Y	1,685,362
Fidelity investments	8,770 shares of Oppenheimer Dev Markets Fund – Class A	309,502
Fidelity investments	32,406 shares of Pimco High Yield Fund – Class A	312,393
Fidelity investments	159,216 shares of Pimco Total Return Fund – Class Administrative	1,789,588
Fidelity investments	7,790 shares of Virtus Real Estate Securities Fund – Class A	272,020
Fidelity investments	58,485 shares of Federated Intermediate Government/Corporate Fund	626,377
Fidelity investments	1,036 shares of Enhanced Commodity Strategy Fund	3,418
Fidelity investments	53,790 shares of BlackRock Equity Dividend I Fund	1,072,025
Vanguard investments	16,613 shares of Vanguard Inflation-Protected Securities Institutional	193,041
Vanguard investments	16,210 shares of Vanguard Total Bond Market Index Signal	179,770
Vanguard investments	7,523 shares of Vanguard 500 Index Signal	816,413
Vanguard investments	1 share of Vanguard Total International Index	22
Vanguard investments	1,186 shares of Vanguard Total Stock Market Index	40,809
Guaranteed investment contract	14,048 shares of Met Managed GIC Alliance Benefit Group Trust	2,483,494
Hampton Roads Bankshares, Inc. *	56,726 shares of common stock	129,962
Participant loans	Interest rates from 4.25% to 9.25%, maturing from August 2013 to December 2026	618,401
		$15,723,734
*Denotes a party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA Defined Contribution Plan
for Hampton Roads Bankshares, Inc.
(Name of Plan)

Date: July 1, 2013	/s/Douglas J. Glenn
Douglas J. Glenn, Plan Trustee